           As filed with the Securities and Exchange Commission on March 3, 2000
                                                      Registration No. 333-72503


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                 AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             Registration Statement
                                      Under
                           The Securities Act of 1933
                        ---------------------------------

                           ACCLAIM ENTERTAINMENT, INC.
             (Exact name of registrant as specified in its charter)
                        ---------------------------------
                  Delaware                               38-2698904
(State or other jurisdiction of incorporation or       (IRS Employer
                  organization)                       Identification No.)

                      ---------------------------------
                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
   (Address and telephone number of registrant's principal executive offices)
                        ---------------------------------
                              Gregory E. Fischbach
                             Chief Executive Officer
                           Acclaim Entertainment, Inc.
                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
            (Name, address and telephone number of agent for service)
               --------------------------------------------------


                                    Copy to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 940-8800
                        ---------------------------------


         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box./X/
            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /
            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /



                         CALCULATION OF REGISTRATION FEE

Title of each class                     Proposed maximum   Proposed maximum
of security to be    Amount to be       aggregate price    aggregate             Amount of
registered           registered         per unit           offering price    registration fee(3)

Common Stock, par
value $0.02 per
share ..............   988,259 (1)         (2)               (2)               $  1,030


(1) Of the 988,259 shares of common stock, 688,259 shares are issuable upon the exercise of warrants and 300,000 shares are to be offered from time to time by a selling stockholder based upon prevailing market prices.


(2) With respect to 688,259 shares of common stock, the proposed maximum aggregate price per unit is estimated pursuant to Rule 457(o) under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the exercise price per share ($ 3.61) for the shares underlying the warrants determined in accordance with the Stipulation and Agreement of Compromise and Settlement, dated February 25, 1998, between the registrant and the participants in such settlement. With respect to the 300,000 shares of common stock offered by the selling stockholder, the proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant's common stock as quoted on The NASDAQ Stock Market National Market System on February 28, 2000.


[front page continued]

(3)  Such amount was previously paid.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED MARCH 3, 2000



                                   PROSPECTUS

                        --------------------------------


                           ACCLAIM ENTERTAINMENT, INC.


                       988,259 SHARES OF COMMON STOCK




     Acclaim is offering and selling         This prospectus also covers the
     688,259 shares of its common            resale of 300,000 shares of
     stock. These shares are issuable        Acclaim's common stock by the
     upon the exercise of outstanding        selling stockholder named in this
     common stock purchase warrants. See     prospectus. Acclaim will not
     "Issuance of Warrants;                  receive any proceeds from the sale
     Determination of Exercise Price."       of any of the 300,000 shares by the
                                             selling stockholder. See "Selling
                                             Stockholder" and "Plan of
                                             Distribution."

     The warrants are exercisable until
     March 16, 2003, unless extended.
     Each warrant entitles the holder to
     purchase one share of common stock
     from Acclaim at an exercise price of
     $ 3.61 per share. Any proceeds from
     the exercise of the warrants will be
     added to Acclaim's working capital.









      See "Risk Factors" beginning on page 3 for a discussion of investment factors that you should consider before you invest in the common stock offered and sold by this prospectus.


      Our common stock is traded on The Nasdaq Stock Market National Market System under the symbol "AKLM." On March 1, 2000, the last reported sale price of the common stock was $5.281 per share.

      Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                                   March __, 2000


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                     Page Number



      Risk Factors...............................................        3
      Information About Acclaim..................................       10
      Use of Proceeds............................................       14
      Issuance of Warrants; Determination of Exercise Price......       14
      Selling Stockholder........................................       14
      Plan of Distribution.......................................       14
      Legal Proceedings..........................................       15
      Legal Matters..............................................       16
      Experts....................................................       16
      Forward-Looking Statements.................................       16
      Where You Can Find More Information........................       17




                             -------------------------

                                  RISK FACTORS

         Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:


Revenues Are Dependent on Timely Introduction of New Titles


         The life cycle of a new title generally ranges from less than three months to upwards of 12 months, with the majority of sales occurring in the first 30 to 120 days after release. Therefore, Acclaim is constantly required to introduce new titles in order to generate revenues and/or to replace declining revenues from older titles. In the past and in the first quarter of fiscal 2000, we have experienced delays in the introduction of new titles, which has had a negative impact on our results of operations. If we do not introduce titles in accordance with our operating plans for a period, our results of operations and profitability in that period could be negatively affected.


         The timely shipment of a new title depends on various factors including:


         o   the development process;
         o   bug testing;
         o   approval by hardware licensors; and
         o   approval by third-party licensors.


         It is likely that some of Acclaim's titles will not be released in accordance with our operating plans. A significant delay in the introduction of one or more new titles could negatively affect sales and have a negative impact on our financial condition and results of operations, as was the case in the first quarter of fiscal 2000.


         We cannot assure stockholders that our new titles will be released in a timely fashion. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older titles and increase the importance of our ability to release new titles on a timely basis.


Industry Trends, Platform Transitions and Technological Change May Adversely Affect Our Revenues and Profitability


         The life cycle of existing game consoles and the market acceptance and popularity of new game consoles significantly affects the success of our products. We cannot guarantee that we will be able to predict accurately the life cycle or popularity of each game console. If we:


         o do not develop software for game consoles that achieve significant market acceptance;
         o discontinue development of software for a game console that has a longer-than-expected life cycle;
         o develop software for a game console that does not achieve a significant installed base; or
         o continue development of software for a game console that has a shorter-than-expected life cycle,


         we may experience losses from operations, as we did in fiscal 1996 and 1997, and/or lower-than expected revenues, as was the case in the first quarter of fiscal 2000. See "Information About Acclaim

---Historical Results" for a discussion of the industry transition to 32-bit and 64-bit game consoles and the related negative effects on our results of operations in fiscal 1996 and 1997.


         In addition, the cyclical nature of the video and computer games industry requires Acclaim continually to adapt its software development efforts to emerging hardware systems. We believe that the market for N64 and PlayStation hardware and software has peaked. Sega has introduced a 128-bit game console, Dreamcast, and both Sony and Nintendo have announced plans to introduce 128-bit game consoles. No assurance can be given that these new game consoles or online gaming will achieve commercial success similar to and/or installed bases comparable to that of the 32-bit PlayStation or 64-bit N64, or as to the timing of such success. In addition, we cannot guarantee that we will be successful in developing and publishing software for new game consoles.


Our Future Success Is Dependent on Our Ability to Release "Hit" Titles


         The market for software is "hits" driven. Therefore, Acclaim's future success depends on developing, publishing and distributing "hit" titles for game consoles with significant installed bases. If we do not publish "hit" titles in the future, our financial condition, results of operations and profitability could be negatively affected, as they were in fiscal 1996 and 1997. However, it is difficult to predict consumer preferences for titles, and few titles achieve sustained market acceptance. Sales of our then top three titles accounted for approximately 69% of gross revenues in the first quarter of fiscal 1999 and for approximately 52% of gross revenues in the first quarter of fiscal 2000. We cannot assure stockholders that we will be able to publish "hit" titles in the future.


If Product Returns, Price Protection and Concessions Exceed Allowances, We May Incur Losses


         Acclaim is not contractually obligated to accept returns except for defective product. However, we may permit customers to return or exchange products and may provide price protection or concessions on products unsold by the customer. If our allowances for returns, exchanges and price protection and concessions are exceeded, our financial condition and results of operations will be negatively impacted, as they were in fiscal 1996.


         Management makes significant estimates and assumptions regarding allowances for estimated product returns, price protection and concessions in preparing our financial statements. We establish allowances taking into account the potential for product returns, price protection and concessions based primarily on:


         o   market acceptance of products in retail inventories;
         o   level of retail inventories;
         o   seasonality; and
         o   historical return and price concession rates.


         We believe that, at November 30, 1999, our allowances for future returns, exchanges and price protection and concessions are adequate. However, we cannot guarantee the adequacy of our current or future allowances.


If We Are Unable to Obtain or Renew Licenses from Hardware Developers, We Will Not be Able to Release Software for Game Consoles


         Acclaim is substantially dependent on each hardware developer:

         o as the sole licensor of the specifications needed to develop software for its game consoles;
         o as the sole manufacturer (as to Nintendo and Sony software) of the software developed by Acclaim for its game consoles;
         o to protect the intellectual property rights to its game consoles and technology; and
         o to discourage unauthorized persons from producing software for its game consoles.


         Substantially all of our revenues have historically been derived from sales of software for game consoles. See "Information About Acclaim -- Historical Information." In the quarters ended November 30, 1999 and 1998, we derived:


         o approximately 32% and 62%, respectively, of gross revenues from the sale of Nintendo-compatible software;
         o approximately 38% and 31%, respectively, of gross revenues from the sale of PlayStation software; and
         o approximately 23% and less than 1%, respectively, of gross revenues from the sale of Sega-compatible software.


         If Acclaim cannot obtain licenses to develop software from developers of new game consoles or if any of our existing license agreements are terminated, then we will not be able to release software for game consoles, which would have a negative impact on our results of operations and profitability. We cannot assure stockholders that, at the end of their current terms, we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new game consoles.


         Our revenue growth may also be dependent on the hardware developers. In the past, some of our license agreements have limited the number of titles we could release in a given period. This limitation restricted our sales growth, revenues and profitability. If new license agreements contain similar limitations, our revenues and profitability will be negatively impacted.

Increased Product Development Costs May Adversely Affect Profitability


         Our research and development expenses increased from $11.2 million (approximately 11% of net revenues) for the quarter ended November 30, 1998 to $15.1 million (approximately 15% of net revenues) for the quarter ended November 30, 1999. We anticipate that our future research and development expenses will continue to increase due to our planned release of a higher number of titles. If these expenses are not carefully monitored, our profitability will be negatively impacted.


Inability to Procure Commercially Valuable Intellectual Property Licenses May Prevent Product Releases or Result in Reduced Product Sales


         Our titles often embody trademarks, tradenames, logos or copyrights licensed to us by third parties, such as the NBA, the NFL or their respective players' associations, and South Park. We may not be successful in acquiring or renewing licenses to property rights with significant commercial value. The loss of one or more of these licenses could prevent our release of a title or limit our economic success. For example, our license for the WWF properties expired in November 1999 and was not renewed. Sales of titles using WWF properties aggregated 25% of gross revenues in the quarter ended November 30, 1999. In addition, we cannot assure stockholders that these licenses will be available on reasonable terms or at all.

         License agreements relating to these rights generally extend for a term of two to three years. The agreements are terminable upon the occurrence of a number of factors, including our:



         o   material breach of the agreement;
         o   failure to pay amounts due to the licensor in a timely manner; or
         o   bankruptcy or insolvency.


If We Do Not Compete Successfully, Demand for Our Products May be Reduced


         The video, computer and portable games market is highly competitive. Only a small percentage of titles introduced in the market achieve any degree of sustained market acceptance. If our titles are not successful, our operations and profitability will be negatively impacted. We cannot guarantee that our titles will compete successfully.



         Competition in the interactive entertainment software industry is based primarily upon:


         o   the quality of titles;
         o reviews received for a title from independent reviewers who publish reviews in magazines, websites, newspapers and other industry publications;
         o   publisher's access to retail shelf space;
         o   the success of the game console for which the title is written;
         o   the price of each title;
         o the number of titles then available for the system for which each title is published; and
         o the marketing campaign supporting a title at launch and through its life.


         Acclaim's chief competitors are the developers of game consoles, to whom we pay royalties and/or manufacturing charges, as well as a number of independent software publishers. The hardware developers have a price, marketing and distribution advantage with respect to software marketed by them. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than us, such as Nintendo, Sega and Sony. Our competitors also include a number of independent software publishers licensed by the hardware developers.


         As each hardware cycle matures, significant price competition and reduced profit margins may result and we anticipate this in fiscal 2000. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. If there is prolonged price competition or reduced demand as a result of competing technologies, our operations and liquidity could be negatively impacted.


Revenues Vary Due to the Seasonal Nature of Video and Computer Games Software Purchases


         The video, computer and portable games industry is highly seasonal. Typically, net revenues are highest in the last calendar quarter, decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday-selling season and the reduced demand for software during the summer months. However, our earnings vary significantly and are materially affected by releases of "hit" titles and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate significantly in the future. See "-- Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenues and Income" below.

Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenues and Income


         The timing of release of new titles can cause material quarterly revenues and earnings fluctuations. A significant portion of revenues in any quarter is often derived from sales of new titles introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, our revenues and earnings will be negatively affected in that quarter. In addition, because a majority of the unit sales for a title typically occur in the first 30 to 120 days following its introduction, earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in periods in which there are no major title introductions.


         Quarterly operating results also may be materially impacted by factors including (1) the level of market acceptance or demand for titles and (2) the level of development and/or promotion expenses for a title. Consequently, if net revenues in a period are below expectations, our net income and financial position in that period are likely to be affected negatively, as occurred in the first quarter of fiscal 2000.


If Cash Flows from Operations Are Not Sufficient to Meet Our Needs, We May be Forced to Sell Assets, Refinance Debt or Downsize Operations


         We generally experienced negative cash flows from operations in fiscal 1996 and 1997. As a result, in those years, we sold assets, refinanced debt and downsized operations. Insufficient liquidity in the future may require us to take similar actions. We believe that our cash, cash equivalents and projected cash flows from operations in fiscal 2000 will be sufficient to cover our operating expenses and the current obligations we must pay in fiscal 2000. See " -- Industry Trends, Platform Transitions and Technological Change May Adversely Affect Our Revenues and Profitability" above. However, we cannot assure investors that our operating expenses and current obligations will be significantly less than the cash flows available in fiscal 2000 or thereafter.


Ability to Service Debt and Prior Rights of Creditors May Adversely Affect Holders of Common Stock


         We believe that our cash, cash equivalents and projected cash flows from operations in fiscal 2000 will be sufficient to make all interest and principal payments on a timely basis. However, if our cash, cash equivalents and projected cash flow from operations in fiscal 2000 or beyond is insufficient to make interest and principal payments when due, we may have to restructure our indebtedness. We cannot guarantee that we will be able to restructure or refinance our debt on satisfactory terms. In addition, restructuring or refinancing may not be permitted by the terms of our existing indebtedness. We cannot assure investors that our future operating cash flows will be sufficient to meet our debt service requirements or to repay our indebtedness at maturity.


         If Acclaim violates the financial or other covenants contained in its bank agreements or in the indenture governing its outstanding convertible notes, it will be in default under its loan agreements and/or the indenture. If a default occurs and is not waived by the lender, the lender could seek remedies against us, including:


         o   penalty rates of interest;
         o   immediate repayment of the debt; and/or
         o   the foreclosure on any assets securing the debt.


         We expect to comply with our covenants but cannot guarantee that we will be able to do so. In addition, factors beyond our control may result in future covenant defaults or a payment default. We may not be able to obtain waivers of any future default. If we become insolvent, are liquidated or reorganized, after payment to the creditors, there may be insufficient assets remaining for a distribution to stockholders.


         In order to meet our debt service obligations, from time to time we also depend on dividends, advances and transfers of funds from our subsidiaries. State and foreign law regulate the payment of dividends by these subsidiaries, which are also subject to the terms of existing bank agreements and the indenture governing our outstanding convertible notes. A significant portion of our assets, operations, trade payables and indebtedness is located at these subsidiaries. The creditors of the subsidiaries would generally recover from these assets on the obligations owed to them by the subsidiaries before any recovery by Acclaim's creditors and before any assets are distributed to stockholders.


Prevalence of Illegal Copying of Software Could Adversely Affect Sales

         In order to protect our software and proprietary rights, we rely mainly on a combination of:

         o   copyrights;
         o   trade secret laws;
         o   patent and trademark laws; and
         o   nondisclosure agreements.

         However, existing U.S. and international laws afford only limited protection. An unauthorized person may be able to copy our software or otherwise obtain and use our proprietary information. If a significant amount of illegal copying of software published or distributed by us occurs, our product sales could be adversely impacted. Policing illegal use of software is extremely difficult, and software piracy is expected to persist. In addition, the laws of some foreign countries in which our software is distributed do not protect us and our intellectual property rights to the same extent as the laws of the U.S. We cannot guarantee that our attempts to protect our proprietary rights will be adequate.

Infringement Could Lead to Costly Litigation and/or the Need to Enter into License Agreements, Which May Result in Increased Operating Expenses

         Existing or future infringement claims by or against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on our results of operations, liquidity and profitability.

         We believe that our proprietary rights do not infringe on the proprietary rights of others. However, as the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that some of our titles infringed upon their intellectual property rights. We have also asserted that third parties have likewise infringed our proprietary rights. These infringement claims have sometimes resulted in litigation by and against us. To date, none of these claims has negatively impacted our ability to develop, publish or distribute our software. We cannot guarantee that future infringement claims will not occur or that they will not negatively impact our ability to develop, publish or distribute our software.

Factors Specific to International Sales May Result in Reduced Revenues and/or Increased Costs


         International sales have historically represented material portions of our revenues and we expect that international sales will continue to account for a significant portion of our revenues in future periods. Sales in foreign countries may involve expenses incurred to customize titles to comply with local laws. In addition, titles that are successful in the domestic market may not be successful in foreign markets due to different consumer preferences. International sales are also subject to fluctuating exchange rates and may be affected by the recent adoption of a single currency in much of Europe. These and other factors specific to international sales may result in reduced revenues and/or increased costs.


Loss of Key Employees May Negatively Impact Our Success

         Our success depends on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so.


         In particular, we are highly dependent upon the management services of Gregory Fischbach, co-chairman of the board and chief executive officer, and James Scoroposki, co-chairman of the board and senior executive vice president. If we were to lose either of their services, our business would be negatively impacted. Although we have employment agreements with Messrs. Fischbach and Scoroposki through August 2000, they may leave or compete with us in the future. If we are unable to attract additional qualified employees or retain the services of key personnel, our business could be negatively impacted.


Charter and Anti-Takeover Provisions Could Negatively Affect Rights of Holders of Common Stock


         The board of directors has the authority to issue shares of preferred stock and to determine their characteristics without stockholder approval. This authority is limited by the indenture governing the convertible notes. If Acclaim issues preferred stock, the rights of common stockholders may be negatively affected by the rights of preferred stockholders. Moreover, if we issue preferred stock, it could become more difficult for a third party to acquire a majority of our outstanding voting stock.


         Acclaim is also subject to anti-takeover provisions of Delaware corporate law, which may impede a tender offer, change in control or takeover attempt that is opposed by the board. In addition, employment arrangements with some members of management provide for severance payments upon termination of their employment if there is a change in control.


Stock Price Is Volatile and Stockholders May Not Be Able to Recoup Their Investment


         There is a history of significant volatility in the market prices of companies engaged in the software industry, including Acclaim. Movements in the market price of our common stock from time to time have negatively affected stockholders' ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenues, profitability or product releases do not meet expectations, the price of our common stock may be negatively affected.

                            INFORMATION ABOUT ACCLAIM

General


         We develop, publish, market and distribute video and PC games software for use with game consoles and PCs on a worldwide basis. We own and operate six software development studios located in the U.S. and the U.K. where we develop, or create, our own software. From time to time, we hire independent developers to create software for us. We publish, or release to the public under our brand names, software developed by us as well as by those third-party developers. We distribute our software directly in North America, the U.K., Germany, France, Spain and Australia. We also distribute software developed and published by third parties and develop and publish (1) strategy guides relating to our software and (2) comic book magazines.


         Our operating strategy is to develop and maintain a core of "key" brands of software titles, such as Turok, Shadow Man, South Park, NFL Quarterback Club and All Star Baseball. We focus on developing and publishing software for the game consoles that are popular at a given time or which we believe will become popular. Currently, we are focused on developing software for:


         o   Sony's PlayStation game console;
         o   Sony's PlayStation 2;
         o Sega's Dreamcast game console, which has been available in Japan since late 1998 and in the U.S. and Europe since the fall of 1999;
         o   Nintendo's Dolphin;
         o   Nintendo's portable GameBoy Color console;
         o   Nintendo's portable GameBoy Color Advanced;
         o   Nintendo's N64 game console; and
         o   PCs.


Our console titles are primarily sports simulation and arcade-style performance games, and our PC titles are primarily fantasy/role-playing, real-time simulation, adventure and sports simulation games.

         Our industry is characterized by rapid technological changes mostly due to:

         o the introduction of game consoles incorporating more powerful processors and operating systems;
         o   the impact of technological changes embodied in PCs;
         o   the development of electronic and wireless delivery systems; and
         o   the entry and participation of new companies in the industry.

These and other factors have resulted in successive introductions of increasingly advanced game consoles and PCs. To date, no single game console or PC system has achieved long-term dominance in the console and PC games market. Therefore, we must continually anticipate hardware product cycles and adapt our software development processes for emerging hardware. The process of developing software is extremely complex and we expect it to become more complex and expensive in the future as more powerful and complex hardware is introduced.

         The following table shows the gross revenues derived from our sales of software for the indicated product categories:



                                                      Three Months ended
                      Fiscal Year ended August 31,       November 30,
                      ----------------------------       ------------
Title                    1999     1998      1997       1999      1998
-----                    -----    ----      ----       ----      ----
Portable software        5.0%      2.0%      2.0%      4.0%      2.0%

16-bit software          --        --        9.0%      --         --

32-bit software         27.0%     30.0%     37.0%     38.0%     31.0%

64-bit software         59.0%     57.0%     33.0%     28.0%     60.0%

128-bit software        --        --        --        23.0%       --

Computer games
software                 8.0%     10.0%     15.0%      5.0%      5.0%

Other                    1.0%      1.0%      4.0%      2.0%      2.0%





---------------------

* The numbers in this chart do not give effect to sales credits and allowances granted by us since we do not track credits and allowances by product category. Accordingly, the numbers presented may vary materially from those that would be disclosed if we were able to present this information as a percentage of net revenues.


Our future sales growth and profitability are mostly dependent on:


         o   the growth of the video and PC games software market; and
         o our ability to identify, develop and publish software that performs well in the market place.


Historical Results

         In 1994, Acclaim believed that software sales for Nintendo's and Sega's 16-bit game consoles would continue to decrease overall, but would remain substantial through the 1996 holiday season. This belief was based on:


         o   then-available information; and
         o Acclaim's historical experience with the transition from 8-bit to 16-bit consoles, the forerunners to the 32-bit and 64-bit consoles available today.


Acclaim anticipated that, while sales of its 32-bit and PC software in fiscal 1996 would grow as compared to fiscal 1995, the majority of its revenues in fiscal 1996 would still be derived from 16-bit software sales. However, 16-bit software sales decreased much more rapidly than anticipated. Acclaim's holiday 1995 16-bit software sales were substantially lower than anticipated and, by April 1996, Acclaim decided to exit the 16-bit software market. In connection with that decision, Acclaim recorded a charge of approximately $48.9 million in the second quarter of fiscal 1996 to adjust accounts receivable and inventories at February 29, 1996 to their estimated net realizable values.

         Acclaim recorded a loss from operations of $274.5 million and a net loss of $221.4 million for fiscal 1996. The net loss for the year included:

         o   write-offs of receivables;
         o   the establishment of additional receivables and inventory reserves;
         o   severance charges incurred in connection with a company downsizing;
         o   the reduction of prepaid royalties to their net realizable value;
             and
         o   an operating loss for the year.

         Acclaim recorded a loss from operations of $150.9 million and a net loss of $159.2 million for fiscal 1997. The net loss for the year included:


         o   a charge for claims and litigations;
         o a write-down of goodwill to reduce the carrying value of the goodwill associated with our subsidiary, Acclaim Comics, to its estimated undiscounted cash flows; and
         o   downsizing charges.


         Acclaim's liquidity and profitability in fiscal 1996 were negatively impacted by increased software development costs and increased general and administrative expenses. Acclaim's fixed costs relating to the development of software and its general and administrative expenses substantially increased in this period due to the acquisitions of development studios in 1995, two of which were completed in fiscal 1996.

         Acclaim used net cash in operations of approximately $38.3 million in fiscal 1996 and approximately $29.2 million in fiscal 1997. A tax refund of approximately $54.0 million had a positive impact on net cash from operating activities in fiscal 1997.

         In order to provide liquidity, we took a number of actions in fiscal 1997 and 1998, including:


         o   significantly reducing the number of our employees;
         o   consolidating our development studio operations;
         o selling most of the net assets of our subsidiary, Acclaim Redemption Games;
         o   eliminating our coin-operated games operations; and
         o completing an offering of $50 million of 10% convertible subordinated notes.


We used approximately $16 million of the net proceeds from the notes offering to retire a term loan from Midland Bank plc and $2 million to pay down a portion of a mortgage loan from Fleet Bank.


         Acclaim recorded earnings from operations of $24.7 million and net earnings of $20.7 million for fiscal 1998 and recorded earnings from operations of $40.0 million and net earnings of $36.1 million for fiscal 1999. Acclaim also derived net cash from operations of approximately $23.3 million in fiscal 1998 and approximately $29.9 million in fiscal 1999. The improved results primarily resulted from increased sales in the U.S. of Acclaim's 64-bit and, to a lesser extent, 32-bit software. The increase in net cash from operating activities in fiscal 1999 and 1998 is primarily attributable to profitable operations.


         Retail sales of our 32-bit and 64- bit software during the first quarter of fiscal 2000 generally fell short of our expectations due, in large part, to (1) the decline of the market for N64 software and lower-than-expected sales of some of our products and (2) delays in the introduction of new titles. In addition, we increased our sales allowances to address the current and anticipated effects on Acclaim of industry wide weakness in cartridge-based hardware and software sales and slower-than-expected sales of certain products.


         Acclaim recorded earnings from operations of $10.7 million in the three months ended November 30, 1998 and earnings from operations of $3.1 million in the three months ended November 30, 1999. In addition to the factors discussed above, our earnings for the first quarter of fiscal 2000 were negatively impacted by (1) increased operating expenses, primarily marketing expenses and research and development expenses, and (2) a payment of $5.7 million incurred in connection with the extension of the WWF license to November 1999. Acclaim derived net cash from operations of approximately $11.4 million during the quarter ended November 30, 1998 and $7.7 million during the quarter ended November 30, 1999. The decrease in net cash from operating activities in the first quarter of fiscal 2000 is primarily attributable to decreased earnings. Assuming timely shipment of our titles, Acclaim's fiscal 2000 revenues are anticipated to be lower than our fiscal 1999 revenues and net income for fiscal 2000 as a whole is anticipated to be materially lower than for fiscal 1999. However, if we do not release and sell new titles as planned in fiscal 2000, our net revenues would be further impacted and we could incur losses from operations.


         Our revenues have traditionally been derived from sales of software for the then popular game consoles. Accordingly, our performance has been, and is expected in the future to be, negatively affected by platform transitions. As discussed above, as a result of the industry transition to 32-bit and 64-bit game consoles which commenced in 1995, our software sales during fiscal 1996, 1997 and 1998 were significantly lower than in fiscal 1994 and 1995. Our inability to predict accurately the timing of such transition resulted in material losses in fiscal 1996 and 1997. The video and computer games industry is currently experiencing another platform transition from 32-bit and 64-bit to 128-bit game consoles and related software and online gaming. We believe that sales of new 32-bit and 64-bit hardware systems and related software have peaked and will decrease substantially in future periods. This transition has resulted in industry-wide sales volume and pricing weakness which impacted Acclaim's first quarter of fiscal 2000 and is anticipated to impact Acclaim for the balance of the fiscal year. We will release fewer titles for Nintendo's N64 in fiscal 2000 than we did in fiscal 1999 and do not anticipate releasing new N64 titles in fiscal 2001, as we shift our resources to the development of new technologies and titles for the next generation systems. When the transition is complete we anticipate that the installed base of 128-bit systems combined with the potential for online gaming will provide a larger market for our software. However, there can be no assurance that newly-introduced (for example, Sega's Dreamcast console) or announced (for example, Sony's PlayStation 2 and Nintendo's Dolphin) 128-bit game consoles and online gaming will achieve commercial success similar to that of the 32-bit PlayStation or 64-bit N64 or the timing of such success, if achieved.



                              ---------------------

         You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See "Risk Factors" above. Also, you should not consider historic financial performance as a reliable indicator of future performance.

                              ---------------------

Other Information

         A Delaware corporation, Acclaim was founded in 1987. Our principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and our main telephone number is (516) 656-5000. Our Internet website is: http://www.acclaim.net. Information contained on our website should not be deemed part of this prospectus.

                                 USE OF PROCEEDS

         Any proceeds from the exercise of the warrants will be added to Acclaim's working capital.

         Acclaim will not receive any proceeds from the sale of any of the shares of its common stock by the selling stockholder.

              ISSUANCE OF WARRANTS; DETERMINATION OF EXERCISE PRICE


         Acclaim issued the warrants in settlement of a class action lawsuit and pursuant to an exemption from registration under applicable U.S. securities laws. The warrants have an aggregate value of $2,550,000 as calculated under the agreement settling the lawsuit. The aggregate value and the $ 3.61 per share exercise price of the warrants were determined in arm's-length negotiations between Acclaim and counsel for the plaintiffs in the class action lawsuit.


                               SELLING STOCKHOLDER


         The Acclaim Entertainment Employee Benefits Trust (referred to in this prospectus as the selling stockholder) may offer and sell up to 300,000 of the shares covered by this prospectus. The 300,000 shares were delivered to the selling stockholder by Acclaim for distribution to one or more of its employees. The selling stockholder is directed by a trustee who may deliver the shares or any portion of the proceeds thereof to one or more employees of Acclaim's United Kingdom subsidiary. Acclaim has delivered a letter to the trustee requesting that these shares be delivered to Rodney Cousens, an officer of Acclaim. The trustee may choose the method of payment (whether in cash or in kind) and may not necessarily comply with Acclaim's request. No individual employee has any entitlement to the shares held by the trust until the trustee determines to allocate the shares to an individual employee.


         The following table sets forth information with respect to the shares of common stock beneficially held by the selling stockholder:

Name                 Beneficial          Shares Being        Shares
                     Ownership Prior to  Offered             Beneficially Owned
                     an Offering                             After an
                                                             Offering(1)

Acclaim                  300,000             300,000               -0-
Entertainment
Employee Benefits
Trust


(1)Assumes that all 300,000 shares of Acclaim's common stock held by the selling stockholder are sold by the selling stockholder under this prospectus. The selling stockholder may choose to dispose of none or only a portion of the 300,000 shares held by it.


                              PLAN OF DISTRIBUTION

         The shares of common stock issuable upon the exercise of the warrants will be offered solely by Acclaim. No underwriters are participating in this offering. The warrants are exercisable in accordance with the terms of a warrant agreement between Acclaim and American Securities Transfer & Trust, Inc., the warrant agent.

         Neither Acclaim nor the selling stockholder has employed an underwriter for the sale of shares by the selling stockholder. The selling stockholder may offer shares directly or through pledgees, donees, transferees or other successors in interest at various times (1) on The NASDAQ Stock Market or in any other securities market on which Acclaim's common stock is then listed or traded, (2) in negotiated transactions, (3) in a combination of any of the above transactions or (4) through any other available market transaction. The selling stockholder may offer shares at (1) fixed prices which may be changed, (2) prices prevailing at the time of sale, (3) prices related to such prevailing market prices or (4) at negotiated prices. Sales on or through The NASDAQ Stock Market will be effected at such prices as may be obtainable and as may be satisfactory to the selling stockholder. No sales or distributions other than as disclosed in this prospectus will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms of the sale or distribution. The shares held by the selling stockholder may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the selling stockholder's shares may be sold include (1) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (2) purchases by a broker or dealer as principal and resale by that broker or dealer for its account under this prospectus; (3) exchange distributions and/or secondary distributions in accordance with the rules of The NASDAQ Stock Market; (4) ordinary brokerage transactions in which the broker solicits purchasers; and (5) privately negotiated transactions. The selling stockholder may from time to time deliver all or a portion of its shares of common stock held by it to cover a short sale or sales or upon exercise of a put equivalent position. In addition, any shares of common stock that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than under this prospectus.


         Brokers or dealers may receive commission or discounts from the selling stockholder in amounts to be negotiated immediately prior to the sale. Commission expenses and brokerage fees will be paid by the selling stockholder.

         The selling stockholder and any underwriters, dealers or agents that participate in the distribution of its shares of Acclaim's common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of those shares by them or any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Acclaim has agreed to indemnify the holders of the warrants, their officers, directors, partners, employees, agents, counsel, plaintiffs' lead counsel and each person who controls each holder of the warrants, as determined under applicable securities laws, against liabilities relating to this offering, including liabilities under the Securities Act. Expenses of this offering, estimated at $25,000, will be borne in full by Acclaim.

                                LEGAL PROCEEDINGS


         Acclaim and other participants in the entertainment industry were sued in an action entitled James, et al. v. Meow Media, et al. filed in April 1999 in the U.S. District Court for the Western District of Kentucky, Paducah Division, Civil Action No. 5:99CV96-J. The plaintiffs allege that the defendants caused injury to the plaintiffs as a result of, in the case of the Company, its manufacture and/or supply of "violent" video games to Michael Carneal, then fourteen. The plaintiffs further allege that the defendants were negligent in such manufacture and/or supply thereby breaching a duty to Mr. Carneal and others, including the plaintiffs (the parents of the deceased individuals). Mr. Carneal killed three individuals and wounded five others during a shooting at the Heath High School in McCracken County, Kentucky. The plaintiffs seek damages in the amount of approximately $110,000,000. Acclaim intends to defend this action vigorously. Acclaim has entered into a joint defense agreement and is sharing defense costs with certain of the other defendants.


         Acclaim, Iguana Entertainment, Inc. and Gregory E. Fischbach were sued in an action entitled Jeffery Spangenberg vs. Acclaim Entertainment, Inc., Iguana Entertainment, Inc., and Gregory Fischbach filed in August 1998 in the District Court of Travis County, Texas (Cause No. 98-09418). The plaintiff alleges that the defendants (1) breached their employment obligations to the plaintiff, (2) breached a Texas statute covering wage payment obligations based on their alleged failure to pay bonuses to the plaintiff, and (3) made fraudulent misrepresentations to the plaintiff in connection with the plaintiff's employment relationship with Acclaim, and accordingly, seeks unspecified damages. Acclaim intends to defend this action vigorously.


         The SEC issued orders in April 1996 directing a private investigation relating to, among other things, Acclaim's October 1995 release of its earnings estimate for fiscal 1995. Acclaim provided documents to the SEC, and the SEC took testimony from company representatives. Acclaim was advised in January 2000 that the Staff of the SEC will recommend that the SEC authorize an enforcement action against Acclaim but not any individuals currently associated with Acclaim in connection with matters related to its release. Acclaim has previously settled litigations relating to its October 1995 release, and the related charges were recorded in fiscal 1997. No assurance can be given as to the outcome of the SEC investigation.


         Acclaim is also party to various litigations arising in the ordinary course of business. Acclaim believes that the outcome of these litigations will not have a material adverse effect on its liquidity or results of operations.

                                  LEGAL MATTERS

         Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 will pass upon the validity of the shares offered by this prospectus for Acclaim.

                                     EXPERTS


         The consolidated financial statements and schedule of Acclaim Entertainment, Inc. and subsidiaries as of August 31, 1999 and 1998 and for each of the years in the three-year period ended August 31, 1999 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.


                           FORWARD-LOOKING STATEMENTS

         This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

                       WHERE YOU CAN FIND MORE INFORMATION

         Acclaim is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acclaim's SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

         Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the issuance of the common stock underlying the warrants. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Acclaim and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

         Acclaim has also filed the following documents with the SEC under the Securities Exchange Act and they are incorporated into this document by reference:


         (1) Annual Report on Form 10-K for the fiscal year ended August 31, 1999 filed on October 27, 1999 (File No. 0-16986);


         (2) Acclaim's Quarterly Report on Form 10-Q for the period ended November 30, 1999 filed on January 14, 2000 (File No. 0-16986); and


         (3) The information regarding Acclaim's common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by Acclaim.


         Any document Acclaim files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.

         Acclaim will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for copies should be made to the Secretary at (516) 656-5000.

         You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

         This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

Exhibit
Number        Description
------        -----------

  3.1    --  Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement
             on Form S-1, filed on April 21, 1989, as amended (Registration
             No. 33-28274) (the "1989 S-1")
  3.2    --  Amendment to the Certificate of Incorporation of the Registrant
             (incorporated by reference to Exhibit 3.2 to the 1989 S-1)
  3.3    --  Amendment to the Certificate of Incorporation of the Registrant
             (incorporated by reference to Exhibit 4(d) to the Registrant's
             Registration Statement on Form S-8, filed on May 19, 1995
             (Registration No. 33-59483) (the "1995 S-8")
  3.4    --  Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 4(e) to the 1995 S-8)
  4.1    --  Specimen form of the Registrant's common stock certificate
             (incorporated by reference to Exhibit 4.1 to the Registrant's
             Annual Report on Form 10-K for the year ended August 31, 1989, as amended (File No. 0-16986)
  4.2    --  Form of Warrant Agreement between the Registrant and American
             Securities Transfer & Trust, Inc., as warrant agent, relating to the Warrants (previously filed with this registration statement)
  4.3    --  Form of Warrant Certificate relating to the Warrants
             (previously filed with this registration statement)
    5    --  Opinion of Rosenman & Colin LLP (previously filed with this registration statement)
*23.1    --  Consent of KPMG LLP
 23.3    --  Consent of Rosenman & Colin LLP (previously filed with this registration statement)
 24.1    --  Power of Attorney (previously filed with this registration statement)

--------------------
  * Filed herewith.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on March 3, 2000.


                                     ACCLAIM ENTERTAINMENT, INC.



                                     By /s/
                                       ----------------------------------
                                               Gregory E. Fischbach
                                             Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



         Signature                          Title                Date
         ---------                          -----                ----
/s/                             Co-Chairman of the Board;        March 3, 2000
---------------------------     Chief Executive Officer;
Gregory E. Fischbach            President; Director


/s/                             Co-Chairman of the Board;        March 3, 2000
---------------------------     Senior Executive Vice
James R. Scoroposki             President; Treasurer;
                                Secretary; Director


/s/                             Chief Financial Officer and      March 3, 2000
---------------------------     Executive Vice President
William Sorenson                (Chief Financial and
                                Accounting Officer)


/s/                             Director                         March 3, 2000
---------------------------
Kenneth L. Coleman


/s/                             Director                         March 3, 2000
---------------------------
Bernard J. Fischbach


/s/                             Director                         March 3, 2000
---------------------------
Robert H. Groman


/s/                             Director                         March 3, 2000
---------------------------
James Scibelli


/s/                             Director                         March 3, 2000
---------------------------
Michael Tannen




                                      II-2